Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOCARDIA, INC.

BioCardia, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.     The name of the Corporation is BioCardia, Inc. The Corporation was originally incorporated under the name “NAM Corporation” and the date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware is January 12, 1994.

2.     This Certificate of Amendment of Amended and Restated Certificate of Incorporation been duly authorized and adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the Delaware General Corporation Law and amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation.

3.     The terms and provisions of this Certificate of Amendment of Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the General Corporation Law of the State of Delaware and written notice pursuant to Subsection 228(e) of the General Corporation Law of the State of Delaware has been or will be given to those stockholders whose written consent has not been obtained.

4.     The following amendment to the Amended and Restated Certificate of Incorporation shall be effective on November 2, 2017, and the effective time shall be 12:01 a.m., Eastern Time.

5.     Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

“4.1 Authorized Capital Stock. Effectively immediately on November 2, 2017, at 12:01 a.m., Eastern Time, each twelve (12) outstanding shares of Common Stock and Preferred Stock will be exchanged and combined, automatically and without further action, into one (1) share of Common Stock or Preferred Stock, respectively (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock or Preferred Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors of the Corporation. All other rights, preferences and privileges of the Company’s Common Stock and Preferred Stock, shall be adjusted to reflect the Reverse Stock Split pursuant to the terms of the Amended and Restated Certificate of Incorporation in existence as of immediately prior to the filing of the Certificate of Amendment. After giving effect to the Reverse Stock Split, the total number of shares of all classes of capital stock that the Corporation is authorized to issue is 125,000,000 shares, consisting of 100,000,000 shares of Common Stock, having par value of $0.001 (the “Common Stock”), and 25,000,000 shares of Preferred Stock, having a par value of $0.001 (the “Preferred Stock”).

(Signature page follows)

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly executed by an authorized officer of the Corporation’s on November 1, 2017.

BIOCARDIA, INC.

/s/ Peter Altman
Peter Altman President and Chief Executive Officer